Exhibit 99.1

RADA Electronic Industries Ltd. Announces Departure of Mr. Haim Regev as a Director

NETANYA, Israel, August 16, 2021 – RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA), a leading global provider of advanced software-defined tactical radars for the maneuver force (“RADA” or the “Company”), announced that is has been notified by Mr. Haim Regev that he is resigning as a member of the Board of Directors of the Company due to his nomination to serve as the Israeli Ambassador to the EU and the NATO forces effective August 15, 2021.  Mr. Regev has served as a director of the Company since May 2019.  The Company thanks Mr. Regev for his service as a member of its Board of Directors and wishes him much success in his new position.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including active military protection, counter-UAS, critical infrastructure protection and border surveillance.